

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

November 22, 200



06018856

RECEIVED
2006 NOV 28 P 3:46
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
DEC 0 1 2006
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
22 November 2006 (ASX – Announcement & Media Release - Activity Update)

dlw 11/29

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au



ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

22 November 2006

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

UNITED STATES OF AMERICA

West Andrew Prospect, Vermillion Parish, South Louisiana (FAR 10%)
Present depth 13,186 - Running well liner prior to drilling ahead to primary target

The Lucy B. Thomas et al #1 well is currently at a depth of 13,186 feet. A 7 and 5/8 inch well liner is being run prior to drilling ahead into the primary objective expected above 14,000 feet. The well is a dry land straight hole test of the West Andrew Prospect and is being drilled using the Great Wall Rig GWD #172.

Several shows have been recorded on mudlogs in the intermediate section of the well with present indications suggesting they are likely to be stray sands of limited commercial significance.

FAR has a 10 percent working interest in the West Andrew Prospect, a three-way dip fault closure, located on a 400 acre lease block in Vermillion Parish, South Louisiana. The prospect is supported by a combination of subsurface well control and 3D seismic and lies on a prolific "*Camerina*" trend where historical production exceeds 1.7 TCF of gas.


Foreman 1
Broussard A22
Hunter FT11
Landry G
Fault Block Production
Cam 1 - 8.7BCF + 77MBC
Cam 2 - Est 5BCF
Fault Block Production
Cam 2 - 16.3BCF + 168MBC
Camerina 1
Camerina 2
Fault Block Production 0.5BCF
Fault Block Production
Cam 1 - 20BCF + 221MBC
New Well in Fault Block 9 MMCF/D
West Andrew Prospect
Estimated Reserves
Cam 1 - 13BCF + 130MBC
Cam 2 - 7BCF + 70MBC
Camerina trend production exceeds 1.75TCF
West Andrew Prospect
Vermillion Parish
Louisiana

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

ONSHORE CANADA

Kakwa Project (FAR 15%)
Rig on location for oil based frac treatment of Charlie Lake interval.

A production testing programme is in progress at the Kakwa exploration well, located on Suncor acreage in the Kakwa area on the flank of the Peace River Arch Alberta, Canada.

The Operator has concluded the Charlie Lake interval is more oil than gas in nature based on technical evaluation and analogies to regional wells. A "high strength" sand with oil fracture stimulation is planned taking into consideration both the zone thickness and low permeability of the zone. The stimulation procedure has commenced over the interval from 3,104 to 3,131 metres. Results will be reported as they become available.

The Kakwa well has been drilled to a total depth of 4,080 metres using Precision Rig 645 and has been logged. The well will be produced from one of several upper zones where good gas shows have been confirmed within secondary targets in the Cretaceous section and Middle Triassic intermediate section. Logs confirm several of these zones are likely to be productive.

The venture is currently evaluating the Halfway/Charlie Lake interval between 3,104 and 3,131 metres likely to be more robust in terms of costs, rates and reserves This interval will be perforated, tested, subject to fracture stimulation and if commercial placed on stream.

The lease under this first test comprises 600 acres and forms part of a broader Area of Mutual Interest. The location is immediately adjacent to a highway and to a pipeline offering good logistics for early production in the event of success.

Participation in the initial test well earns FAR an option to participate in an additional much larger (50 BCF plus), seismically controlled Wabamun prospect lying to the northeast of the initial test site on a lease comprising 800 acres. Several low risk lower potential Cretaceous targets have been identified on both blocks with up to four locations in each section.

The leases are subject to Overriding Royalties retained by Suncor.

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au